ASPIRATIONAL CONSUMER LIFESTYLE CORP.

1 Kim Seng Promenade

#18-07/12 Great World City

Singapore 237994

June 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Loan Lauren Nguyen
Jennifer O’Brien
Ethan Horowitz

Division of Corporation Finance
Office of Energy & Transportation

RE:	Aspirational Consumer Lifestyle Corp. (the “Company”)
Registration Statement on Form S-4
File No. 333-254304

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-254304) be accelerated by the Securities and Exchange Commission to 8:00 a.m., Washington D.C. time, on June 23, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Howard Ellin of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2438 and that such effectiveness also be confirmed in writing.

 [Signature page follows]

Very truly yours,

Aspirational Consumer Lifestyle Corp.

By:	/s/ Ravi Thakran
	Name:	Ravi Thakran
	Title:	Chief Executive Officer and Chairman

cc:	Howard Ellin
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP